[redacted]

FEB 27 2009

09058448

ES
SECOMMISSION

Washington, DC
106

Washington, D.C. 20549

Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

[redacted]

SEC FILE NUMBER
8- 35658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling + Partners Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 Farmington Avenue
(No. and Street)

Farmington CT 06032
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent J. Dowling Jr. 860-676-8600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 Hartford CT 06103
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/5

PJP 3/13

OATH OR AFFIRMATION

I, Vincent J. Dowling, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dowling & Partners Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

BARBARA C. HOWARD
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Dowling & Partners Securities, LLC

Statement of Financial Condition
December 31, 2008 and 2007

Dowling & Partners Securities, LLC
Index to Statement of Financial Condition
December 31, 2008 and 2007

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

Audit Committee
Dowling & Partners Securities, LLC

In our opinion, the accompanying statements of financial condition presents fairly, in all material respects, the financial position of Dowling & Partners Securities, LLC (the "Company") at December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits. We conducted our audits of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 26, 2009

Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 16,221,742	$ 17,449,385
Deposits with clearing organization	250,000	250,000
Commissions receivable	128,464	120,168
Securities owned, at fair value (Note 2)	4,971,516	4,944,485
Fixed assets (Note 4)	42,188	87,942
Other assets	209,970	373,452
Total	$ 21,823,880	$ 23,225,432
Liabilities and Capital		
Liabilities		
Incentive compensation payable	$ 4,841,673	$ 5,495,794
Accounts payable and accrued expenses	547,667	577,571
Distribution payable to Parent Company	3,432,255	3,932,903
Securities sold, not yet purchased	2,285	219,164
Total liabilities	8,823,880	10,225,432
Member equity	13,000,000	13,000,000
Total	$ 21,823,880	$ 23,225,432

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Business
Dowling & Partners Securities, LLC (the "Company") is a registered broker-dealer located in Farmington, Connecticut that is a wholly-owned subsidiary of Dowling & Partners Holdings, LLC (the "Parent Company"). Dowling & Partners Securities initiates securities transactions for a variety of institutional clients on a fully disclosed basis. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), formerly the NASD, and the Securities Investors Protection Corporation (SIPC). The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(ii) under the Securities Exchange Act of 1934.

Cash and Cash Equivalents
Cash and cash equivalents consist of amounts due from banks and cash on hand with the Company's clearing broker.

Fixed Assets
Fixed assets are valued at cost, less accumulated depreciation. Depreciation is provided as allowed for tax purposes. The differences between depreciation as allowed for tax purposes methods and those using estimated useful lives under accounting principles generally accepted in the United States of America is not material.

Securities
Securities owned and securities sold, but not yet purchased, are recorded on trade date and marked to market at the end of the month and consist primarily of common and preferred stocks which are classified as trading securities and reported at fair value. The resulting difference between cost and fair value is reported in earnings.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Income Taxes
The Company made an election to be taxed as a Partnership for income tax purposes. This election provides for net income or loss of the Company to be reported on the personal income tax returns of the members. As a result, the Company pays no income tax on its income and receives no income tax benefit from its losses.

New Accounting Pronouncements
In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*", to permit all entities to choose to elect to measure eligible financial instruments at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings. The decision about whether to elect the fair value option is generally applied on an instrument-by-instrument basis, is generally irrevocable, and is applied only to an entire instrument and not to only specified risks, specific cash flows, or portions of that instrument. This statement is effective as of the beginning of each reporting entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 as of January 1, 2008 did not have a material impact on the Company because all eligible financial instruments are already reported at fair value.

In September 2006, the FASB issues SFAS No. 157, "*Fair Value Measurements*", which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepting accounting principles ("GAAP"). As a result of SFAS No. 157, there is now a common definition of fair value to be used throughout GAAP, as it establishes a fair value hierarchy. SFAS No. 157 requires companies to make expanded disclosures about fair value measurements. The company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Company's consolidated financial statements. See Note 3 in Notes to the Financial Statements for additional information.

2. Securities Owned

Securities owned consist of the following as of December 31:

	2008	2007
Common stock	$ 4,148,496	$ 4,548,247
Preferred securities	694,438	-
Mutual funds	31,747	105,971
Treasury bonds	96,835	254,507
Options	-	35,760
	$ 4,971,516	$ 4,944,485

3. Fair Value Measurements

Fair value estimates are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. In accordance with SFAS No. 157, the fair value estimates are measured within the fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supposed by little or no market activity).

When available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other facts. Changes in assumptions could significantly affect these estimates. Derived fair value estimates cannot be substantiated by comparison to independent markets and, in certain cases, could not be realized in an immediate sale of the instruments. As of and for the year-ended December 31, 2008, the Company did not have any financial instruments that were fair valued using present value or other valuation techniques.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not financial instruments. Accordingly, the aggregate fair value amounts presented to do purport to represent the underlying market value of the Company.

The following table details the financial instruments carried at fair value on a recurring basis as of December 31, 2008 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine fair value:

	December 31, 2008		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Sigificant Unobservable Inputs (Level 3)
Securities owned at fair value	$ 4,270,078	$ 694,438	$ -
Securities sold, not yet purchased	2,285	-	-

During the year ended December 31, 2008 there were no transfers to or from level 3.

Securities Owned and Securities Sold
Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock, highly liquid government bonds and exchange-traded equities. If quoted prices are not available, then fair values are estimated by using pricing models (i.e. matrix pricing) or quoted prices of securities with similar characteristics and are classified within Level 2 of the valuation hierarchy. Examples of such instruments would include preferred stock. The Company has no financial instruments categorized as Level 3 as of December 31, 2008. Fair values are based on quoted market prices.

The Company has no financial instruments carried at fair value on a nonrecurring basis.

4. Fixed Assets

Fixed assets consist of the following at December 31:

	2008	2007
Equipment	$ 663,239	$ 822,920
Furniture and fixtures	457,000	459,056
Leasehold improvements	28,056	28,056
	1,148,295	1,310,032
Accumulated depreciation	(1,106,107)	(1,222,090)
Total	$ 42,188	$ 87,942

5. Concentration of Credit Risk and Off-Balance-Sheet Credit Risk

The Company maintains cash and cash equivalent balances at financial institutions in excess of federally insured limits. At December 31, 2008 and 2007, uninsured cash and cash equivalent balances aggregated $15,971,742 and $17,349,385, respectively.

The Company, as part of its normal brokerage activities, assumes short positions in securities sold, but not yet purchased. The establishment of short positions exposes the Company to off-balance-sheet risk in the event the securities prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

Pursuant to its agreement with a carrying broker, the Company would be financially responsible to compensate the carrying broker for losses suffered as a result of doing business with the Company's customers. Such potential losses represent off-balance-sheet risk to the Company. The Company has a policy of reviewing, as considered necessary, the credit standing of each customer with whom they conduct business. The Company maintains a required deposit of at least $250,000 held with the carrying broker. As the right to charge the Company has no maximum amount and applies to all trades executed through the carrying broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right.

6. Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934. Under the Company's current operations, such Rule prohibits the Company from engaging in any securities transactions unless minimum net capital of the greater of 6-2/3% of aggregate indebtedness, $2,500 per market made or $100,000 is maintained. Additionally, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital.

At December 31, 2008, the Company had net capital of $12,170,402 and a minimum net capital requirement of $562,239. The ratio of aggregate indebtedness to net capital was .69 to 1 at December 31, 2008.

7. Related Party Transactions

The Company currently leases office space from an entity owned by certain of the Company's members. Rent expense for this lease amounted to $228,004 and $208,734 during 2008 and 2007, respectively.

8. Commitments

Lease Commitments

The Company leases certain of its offices under operating leases which contain renewal options for periods up to five years at the then fair market rents. Rent expense under these leases was approximately $342,288 and $328,363 for the years ended December 31, 2008 and 2007, respectively.

As of December 31, 2008, future minimum lease payments under noncancellable leases were:

Year	Amount
2009	$ 275,922
2010	214,062
2011	53,779
	$ 543,763

Dowling & Partners Securities, LLC
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2008 and 2007

Net capital		
Capital	$	13,000,000
Discretionary liability		388,018
Total capital and allowable credits		13,388,018
Less nonallowable assets		
Fixed assets		42,188
Other assets		1,175,428
Net capital before haircuts		12,170,402
Haircuts on securities including undue concentration		-
Net capital		12,170,402
Less net capital requirement (greater of $562,239 (6-1/3% of aggregate indebtedness) or $100,000)		562,239
Net capital in excess of requirements	$	11,608,163
Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 as of December 31, 2007		
Total liabilities		8,823,880
Exclusions from aggregate indebtedness		
Discretionary liability		388,018
Securities sold, but not yet purchased		2,285
Aggregate indebtedness	$	8,433,577
Ratio of aggregate indebtedness to net capital		69.30%

END